SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                NEW ROUTES BLITZ

                        BIGGEST EVER EUROPEAN EXPANSION -

                         50 NEW RYANAIR ROUTES FOR 2008

Ryanair, Europe's largest low fares airline today (Tuesday, 18th December 2007) announced new routes from 6 British Airports, Birmingham, Edinburgh, Liverpool, London, Manchester and Newquay as part of its biggest ever European expansion, which sees 50 new European routes in 2008, including 3 new airports, Angouleme (France), Arad and Constanta (Romania). This brings Ryanair's network to over 600 routes for Summer 2008.

Announcing this expansion, Ryanair's CEO Michael O'Leary, said:

          "Next year almost 60 million passengers will enjoy Ryanair's guaranteed lowest fares across Europe. Passengers at 15 of our European bases are already set to benefit from this expansion, with a total of 50 new routes already announced for 2008. We look forward in 2008 to guaranteeing the lowest fares for even more European consumers as they save EUR6bn with Ryanair compared to the high fares and fuel surcharges levied by Europe's flag carriers.

          "To celebrate the roll out of Ryanair's largest ever European expansion, we are releasing 2 million seats across our 605 European routes for just GBP10/EUR10. This offer must end at midnight Thursday, so we advise passengers to go straight to www.ryanair.com because these bargains will be snapped up in record time".


Note for UK Editors:

Routes to/from UK

Birmingham to Barcelona Girona, Marseille, Pisa

Edinburgh to Alicante, Bremen, Frankfurt, Marseille, Pisa

Liverpool to Malaga, Nantes

London Stansted to Angouleme, Faro

Manchester - Barcelona Girona, Bremen, Marseille and Milan

Newquay - Alicante, Barcelona Girona


Ends.                             Tuesday, 18th December 2007

Peter Sherrard - Ryanair          Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228            Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  18 December 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director